EXHIBIT 12.1
CALPINE CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2001	2002	2003	2004	2005

COMPUTATION OF EARNINGS:	(IN THOUSANDS)

Pretax income (loss) before adjustment for minority interest in consolidated subsidiaries and income or loss from equity investees	707,552	8,933	(88,099)	(606,174)	(10,592,017)

Fixed charges	779,135	1,094,995	1,224,055	1,506,772	1,628,248
Amortization of capitalized interest	1,382	10,459	18,611	26,282	34,134
Distributed income of equity investees	5,983	14,117	141,627	29,869	24,962
Interest capitalized	(498,723)	(575,446)	(444,584)	(376,058)	(196,057)
Distribution of HIGH TIDES	(62,412)	(62,632)	(46,610)	—	—

Total earnings	932,917	490,426	805,000	580,691	(9,100,730)

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	683,550	995,356	1,140,088	1,471,477	1,593,345
Estimate of interest within rental expense	33,173	37,007	37,357	35,295	34,903
Distribution on HIGH TIDES	62,412	62,632	46,610	—	—

Total fixed charges	779,135	1,094,995	1,224,055	1,506,772	1,628,248

RATIO OF EARNINGS TO FIXED CHARGES	1.20x	—	—	—	— (i)

(i)	For the year ended December 31, 2005, we had an earnings-to-fixed-charges coverage deficiency of approximately $10.7 billion, primarily as a result of (1) reorganization costs of $5.0 billion related to our Chapter 11 filing in 2005, and (2) material impairment charges $4.5 billion on power plants in development, construction and operations as compared to 2004.